SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2005

Commission File Number 0-28800

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DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of March 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated March 29, 2005, entitled "Offer for DRDGOLD's South African assets rejected".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 29, 2005

By: /s/ Andrea Townsend
     Name: Andrea Townsend
     Title: Company Secretary

Exhibit 99.1
Offer for DRDGOLD's South African assets rejected

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD")

Offer for DRDGOLD's South African assets rejected

DRDGOLD wishes to announce that the board of directors of DRDGOLD has unanimously rejected a purchase offer dated March 23, 2005 by Simmer and Jack Mines, Limited for DRDGOLD's Blyvooruitzicht Gold Mining Company Limited and DRDGOLD's interest in Crown Gold Recoveries Limited.

Johannesburg
March 29, 2005

Sponsor
Standard Bank